                                                                  File No. 812-

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                      SECURITIES AND EXCHANGE COMMISSION

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 Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, (ii) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and (iii) under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

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                               In the Matter of

                          Pioneer ETF Series Trust I
                     Amundi Pioneer Asset Management, Inc.
                       Amundi Pioneer Distributor, Inc.
                                60 State Street
                          Boston, Massachusetts 02109

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                 Please send all communications and orders to:

         Please send all communications regarding this Application to:

                             Christopher J. Kelley
                     Amundi Pioneer Asset Management, Inc.
                                60 State Street
                          Boston, Massachusetts 02109

                                With a copy to:

         W. John McGuire, Esq.                  Roger P. Joseph, Esq.
      Morgan, Lewis & Bockius LLP            Morgan, Lewis & Bockius LLP
      1111 Pennsylvania Avenue NW                One Federal Street
       Washington, DC 20004-2541                  Boston, MA 02109

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         Page 1 of 41 sequentially numbered pages (including exhibits)
     As filed with the Securities and Exchange Commission on April 9, 2019

                                          Table of Contents                                             Page
I.    INTRODUCTION                                                                                         3
A.    Summary of Application                                                                               3
B.    Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission     5

II.   APPLICANTS AND OTHER PRINCIPAL PARTIES                                                               5
A.    The Trust                                                                                            5
B.    The Adviser and the Sub-Advisers                                                                     6
C.    The Distributor                                                                                      6

III.  APPLICANTS' PROPOSAL                                                                                 6
A.    Operation of the Funds                                                                               6
      1.Capital Structure and Voting Rights; Book-Entry                                                    6
      2.Investment Objectives and Strategy                                                                 7
      3.Implementation of Investment Strategy                                                              8
      4.Depositary Receipts                                                                                9
      5.Listing Market                                                                                     9
B.    Purchases and Redemptions of Shares and Creation Units                                               9
      1.Placement of Orders to Purchase Creation Units                                                     9
      2.Redemption                                                                                        13
      3.Pricing of Shares                                                                                 13
C.    Likely Purchasers of Shares                                                                         14
D.    Disclosure Documents                                                                                14
E.    Sales and Marketing Materials                                                                       15
F.    Availability of Information Regarding Shares                                                        15
G.    Transaction Fees                                                                                    16
H.    Operational Fees and Expenses                                                                       17
I.    Dividends, Distributions and Tax                                                                    17
J.    Dividend Reinvestment Service                                                                       18
K.    Shareholder Transaction Expenses                                                                    18
L.    Shareholder Reports                                                                                 18
M.    Master-Feeder Structure                                                                             18
      1.In-Kind Transactions in a Master-Feeder Structure                                                 18
      2.No Senior Securities                                                                              19

IV.   IN SUPPORT OF THIS APPLICATION                                                                      19
A.    Summary of the Application                                                                          19
B.    Benefits of the Proposal                                                                            20
      1.Intra-Day Trading                                                                                 21
      2.Maintaining a Competitive Position in the Global Securities Markets                               21
C.    The Product Does Not Raise Concerns                                                                 21
      1.Structure and Operation of the Trust and its Funds                                                21
      2.Investor Uses and Benefits of Products                                                            22
      3.The Commission Should Grant the Exemptive Relief Requested                                        23

V.    REQUEST FOR ORDER                                                                                   23
A.    Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)                                      23
B.    Exemption from the Provisions of Section 22(d) and Rule 22c-1                                       24
C.    Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)                                     26
D.    Exemption from the Provisions of Section 22(e)                                                      30
E.    Exemptions from the Provisions of Section 12(d)(1)                                                  31
      1.Concerns Underlying Sections 12(d)(1)(A) and (B)                                                  33
      2.Applicants Propose a Number of Conditions Designed to Address These Concerns                      33

VI.   EXPRESS CONDITIONS TO THIS APPLICATION                                                              35
A.    Actively-Managed Exchange-Traded Fund Relief                                                        35
B.    Section 12(d)(1) Relief                                                                             36

VII.  NAMES AND ADDRESSES                                                                                 38

I. INTRODUCTION

    A. Summary of Application

       In this application ("Application"), Pioneer ETF Series Trust I ("Trust"), Amundi Pioneer Asset Management, Inc. (the "Initial Adviser"), and Amundi Pioneer Distributor, Inc. (the "Distributor" and, together with the Trust and Initial Adviser, the "Applicants") apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and from Rule 22c-1 under the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (the "Order"). Applicants request that the Order requested herein apply to a new series of the Trust described herein (the "New Fund"), as well as to additional series of the Trust and any other open-end management investment companies or series thereof that currently exist or that may be created in the future (individually, a "Fund" and collectively, the "Funds"). Any Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each such entity or any successor/1/ thereto shall be referred to herein as an "Adviser") and (b) comply with the terms and conditions of the Application.

       The Funds may include one or more exchange-traded funds ("ETFs") which invest in other investment companies and/or ETFs ("Fund of Fund ETFs"). All Funds that are not Fund of Fund ETFs will operate as an ETF and may operate as a feeder fund ("Feeder Fund") in a master-feeder structure. Each Fund relying on the Order will operate as an actively-managed ETF.

      The requested Order would permit:

.. shares ("Shares") of the Funds to trade on one or more national securities exchanges, as defined in Section 2(a)(26) of the 1940 Act (herein collectively referred to as a "Listing Market"), at prices set by the market rather than at net asset value per share ("NAV");

..  Shares to be redeemable in large aggregations only ("Creation Units");

.. certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption;

.. certain affiliated persons of the Funds, and affiliated persons of such affiliated persons ("second-tier affiliates"), to buy securities from, and sell securities to, the Funds in connection with the "in-kind" purchase and redemption of the Creation Units;

.. Funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

.. the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds (as defined below) beyond the limitations in Section 12(d)(1)(B);

.. a Fund to sell its Shares to and redeem its Shares from a Fund of Funds (as defined below) of which the Fund is an affiliated person or a second-tier affiliate; and

.. a Feeder Fund to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund ("Master Fund") beyond the limitations in Section 12(d)(1)(A) of the 1940 Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the 1940 Act (the "Master-Feeder Relief").

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/1/ For purposes of the requested Order, the term "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

       Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (b) with respect to the relief requested pursuant to
Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policies of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds (as defined below); and the proposed transactions are consistent with the general purposes of the 1940 Act.

       With respect to Section 12(d)(1), Applicants are requesting relief ("Fund of Funds Relief") to permit management investment companies and unit investment trusts ("UITs") registered under the 1940 Act that are not part of the same "group of investment companies," within the meaning of
Section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds (such registered management investment companies are referred to as "Investing Management Companies," such UITs are referred to as "Investing Trusts," and Investing Management Companies and Investing Trusts are collectively referred to as "Funds of Funds"), to acquire Shares beyond the limitations in
Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 ("Exchange Act" and such persons registered under the Exchange Act, "Brokers"), to sell Shares beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same "group of investment companies" as the New Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each Fund of Funds that enters into a participation agreement ("FOF Participation Agreement") with a Fund./2/ "Funds of Funds" do not include the Funds.

       In addition, Applicants are also requesting Master-Feeder Relief. As discussed in more detail below, Applicants believe that the Feeder Funds may rely on the exemption provided in Section 12(d)(1)(E) of the 1940 Act; however, this exemption may be unavailable to the Feeder Funds should the Feeder Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, Applicants are requesting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to perform in-kind transactions in a master-feeder structure. Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

       Applicants believe that the exemptive relief requested under
Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the 1940 Act provides that the Securities and Exchange Commission ("Commission") may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act's restrictions against investment companies investing in other investment companies are not repeated."/3/ Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act and that a grant of relief would be consistent with
Section 12(d)(1)(J) of the 1940 Act.

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/2/ In no case will a Fund that is a Fund of Funds ETF rely on the exemption from Section 12(d)(1) being requested in this Application.
/3/  H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

       In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from certain Funds of Funds of which the Funds are affiliated persons, or second-tier affiliates. In addition, this relief would permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio securities to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio securities, both in connection with in-kind sales and redemptions of Shares, as discussed herein.

       All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application. A Fund of Funds may rely on the Order only to invest in the Funds and not in any other registered investment company. The FOF Participation Agreement also will include this acknowledgement.

    B. Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

       Applicants seek relief to permit an actively managed fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating as actively managed ETFs (the "Actively-Managed ETF Orders")./4/ The relief requested in this Application and the conditions imposed on Applicants are similar to that of the Actively-Managed ETF Orders.

       The requested Master-Feeder Relief is substantially similar to the relief granted to CBOE Vest Financial, LLC, et al./5/

II. APPLICANTS AND OTHER PRINCIPAL PARTIES

    A. The Trust

       The Trust, which is organized as a Delaware statutory trust, is registered under the 1940 Act as an open-end management investment company. The Trust is organized as a series fund which is expected to have multiple series. The Shares of the New Fund will be offered and sold pursuant to a registration statement on Form N-1A to be filed with the Commission under the Securities Act of 1933 ("Securities Act") and the 1940 Act ("Registration Statement") in connection with the proposed offering of the New Fund.

       While each Fund will be managed by the Initial Adviser or another Adviser and, if applicable, Sub-Advisers (as defined below), the Board of Trustees of the Trust (the "Board") will have overall responsibility for the Funds' operations.6 The composition of the existing Board is, and the composition of any future Board will be, in compliance with the requirements of
Section 10 of the 1940 Act.

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/4/ See, e.g., In the Matter of Aptus Capital Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33120 (June 28, 2018) (notice) and 33154 (July 14, 2018) (order); In the Matter of Destra Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 33049 (March 14, 2018) (notice) and 33069 (April 10, 2018) (order); In the
     Matter of Nationwide Fund Advisors and ETF Series Solutions, Investment Company Act Release Nos. 33042 (March 8, 2018) (notice) and 33065 (April 3, 2018) (order); In the Matter of Little Harbor Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33035 (February 26,
     2018) (notice) and 33057 (March 26, 2018) (order); In the Matter of CBOE Vest Financial, LLC et al., Investment Company Act Release Nos. 32896 (Nov. 7, 2017) (notice) and 32932 (Dec. 4, 2017) (order).
/5/ See In the Matter of CBOE Vest Financial, LLC, et al., Investment Company Act Release Nos. 32896 (Nov. 7, 2017) (notice) and 32932 (Dec. 4, 2017)
     (order).
/6/ The term "Board" includes any board of directors or trustees of a Fund, if different.

       Each Fund will adopt certain fundamental policies consistent with the 1940 Act and will be classified as "diversified" or "non-diversified" under the 1940 Act. Additional investment policies and strategies will be described in each Fund's current prospectus ("Prospectus") and/or statement of additional information ("SAI"). A Fund, or its respective Master Fund, may invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction (a "Wholly-Owned Subsidiary") in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a regulated investment company ("RIC") for U.S. federal income tax purposes./7/ For a Fund (or its respective Master Fund) that invests in a Wholly-Owned Subsidiary, the Adviser will serve as an investment adviser to both the Fund (or its respective Master Fund) and the Wholly-Owned Subsidiary.

    B. The Adviser and the Sub-Advisers

       The Initial Adviser is incorporated under the laws of the state of Delaware and has its principal office in Boston, Massachusetts. The Initial Adviser or another Adviser will serve as the investment adviser to the New Fund. The Initial Adviser is, and any other Adviser will be, registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 ("Advisers Act"). Subject to approval by the Board, an Adviser serves or will serve as the investment adviser to the Funds.

       The Adviser to each Fund, or its respective Master Fund,/8/ may enter into sub-advisory agreements with one or more investment advisers, each of which will serve as a sub-adviser to a Fund, or its respective Master Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered with the Commission as an investment adviser, or not subject to registration, under
Section 203 of the Advisers Act.

       Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the 1940 Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be "investment companies" in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the 1940 Act, closed-end funds and business development companies (collectively, "Client Accounts").

    C. The Distributor

       The Distributor is a Massachusetts corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of Shares. Applicants request that the relief requested in this application apply to any distributor of Shares. No Distributor is or will be affiliated with any Listing Market. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an affiliated person, or an affiliated person of an affiliated person, of that Fund's Adviser and/or Sub-Advisers.

III. APPLICANTS' PROPOSAL

    A. Operation of the Funds

       1. Capital Structure and Voting Rights; Book-Entry

          Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act and the rules promulgated thereunder and applicable Delaware law. Shares will be registered in book-entry form only, and the Funds will not issue individual share

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/7/  A Feeder Fund will not invest in a Wholly-Owned Subsidiary.
/8/ A Fund that is a Feeder Fund will not have an investment adviser or sub-adviser other than through its respective Master Fund.

certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York ("Depository" or "DTC"), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (beneficial owners of Shares are referred to herein as "Beneficial Owners") will be shown on the records of the Depository or Depository participants ("DTC Participants"). All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund's expense through the customary practices and facilities of the Depository and the DTC Participants.

       2. Investment Objectives and Strategy

          In seeking to achieve its investment objective, each Fund will utilize an "active" management strategy for security selection and portfolio construction. A Feeder Fund will pursue its investment objective by investing in a Master Fund with an identical investment objective./9/ Applicants will design this "master-feeder" structure because it is anticipated that, in addition to the Funds, other feeder funds will be created in the future and hold shares of each respective Master Fund. Such other feeder funds could be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Creating an exchange-traded feeder fund is preferable to creating entirely new series for several reasons. First, creating separate funds would create additional overhead costs. Also, assets held in other feeder funds, through increased assets in the Master Fund, should provide economies of scale for the Feeder Funds./10/ While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds' Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure. Each Fund, or its respective Master Fund, will consist of a portfolio of securities, and other assets and positions.

          It is anticipated that the New Fund's investment objective will be to seek current income and total return, which the New Fund will seek to achieve principally by investing in fixed income securities using an investment management process that includes an assessment of the securities' characteristics, such as yields, maturities and credit quality.

          The Funds, or their respective Master Fund, may invest in equity securities ("Equity Funds") or fixed income securities ("Fixed Income Funds") traded in the U.S. or non-U.S. markets. The Equity Funds, or their respective Master Funds, that invest in equity securities traded in the U.S. market ("Domestic Equity Funds"), Fixed Income Funds, or their respective Master Funds, that invest in fixed income securities traded in the U.S. market ("Domestic Fixed Income Funds") and Funds, or their respective Master Funds, that invest in equity and fixed income securities traded in the U.S. market ("Domestic Blend Funds") together are "Domestic Funds." Funds, or their respective Master Funds, that invest in foreign and domestic equity securities are "Global Equity Funds." Funds, or their respective Master Funds, that invest in foreign and domestic fixed income securities are "Global Fixed Income Funds." Funds, or their respective Master Funds, that invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets are "Global Blend Funds" (and collectively with the Global Equity Funds and Global Fixed Income Funds, "Global Funds"). Funds, or their respective Master Funds, that invest solely in foreign equity securities are "Foreign Equity Funds." Funds, or their respective Master Funds, that invest solely in foreign fixed income securities are "Foreign

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/9/ A Feeder Fund managed in a master-feeder structure will not make direct investments in any securities other than the securities issued by its respective Master Fund.
/10 /In a master-feeder structure, the Master Fund, rather than the Feeder
    Fund, would invest its portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

Fixed Income Funds." Funds, or their respective Master Funds, that invest solely in foreign equity and foreign fixed income securities are "Foreign Blend Funds" (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, "Foreign Funds").

          The Funds may also invest in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights, warrants, real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage- and asset-backed securities (including to-be-announced transactions), municipal debt securities, when-issued securities, delayed delivery transactions and forward commitment transactions, as well as futures contracts, option contracts, swaps, forward contracts or other derivatives,/11/ and may engage to a limited extent in short sales, in accordance with their investment objectives.

          The Adviser may select Sub-Advisers for the Funds as it deems appropriate. To the extent applicable, the Adviser and/or Sub-Advisers will adopt compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts ("Conflicts Policies and Procedures"). In utilizing an active management investment style, the Adviser and/or Sub-Advisers may use internal and external research as well as proprietary fundamental analysis and consideration of economic trends to execute a Fund's investment strategy.

       3. Implementation of Investment Strategy

          In order to implement each Fund's investment strategy, the Adviser and any Sub-Adviser(s) of a Fund, or its respective Master Fund, may review and change the securities or instruments or other assets or positions held by the Fund, or its respective Master Fund ("Portfolio Instruments"), daily.

          The Adviser and any Sub-Adviser(s) will not disclose information concerning the identities and quantities of the Portfolio Instruments before such information is publicly disclosed and is available to the entire investing public./12/ Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Instruments, the Adviser and any Sub-Adviser(s) may disclose such information solely to the Chief Compliance Officer of the Trust, the Adviser and the Sub-Adviser(s) for purposes of such persons' monitoring of compliance with each entity's Code of Ethics (as defined below) or other regulatory issues under the "federal securities laws," as defined in Rule 38a-1 of the 1940 Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund's custodian.

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/11/  If a Fund (or its respective Master Fund) invests in derivatives, then:
      (1) the Fund's Board will periodically review and approve the Fund's (or its respective Master Fund's) use of derivatives and how the Fund's investment adviser assesses and manages risk with respect to the Fund's (or its respective Master Fund's) use of derivatives and (2) that the Fund's disclosure of its use of derivatives in offering documents and periodic reports will be consistent with relevant Commission and staff guidance.
/12/ Each of the Adviser, the Sub-Adviser, and each Distributor has adopted or will adopt a Code of Ethics (as required under Rule 17j-1 under the 1940 Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser has adopted or will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

       4. Depositary Receipts

          Applicants anticipate that the Funds, or their respective Master Funds, may invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest ("Depositary Receipts"). Depositary Receipts are typically issued by a financial institution (a "Depository") and evidence ownership interests in a security or a pool of securities ("Underlying Securities") that have been deposited with the Depository./13/

       A Fund (or its respective Master Fund) will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deem to be illiquid or for which pricing information is not readily available.

       5. Listing Market

          The Trust will submit an application to list the Shares of each respective Fund on a Listing Market such as the NYSE Arca, Inc. ("Arca"), The NASDAQ Stock Market LLC ("Nasdaq") or Cboe BZX Exchange, Inc. ("Cboe"), and it is expected that one or more member firms will be designated to maintain a market for the Shares trading on the Listing Market./14/ Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

    B. Purchases and Redemptions of Shares and Creation Units

       A Creation Unit will consist of at least 25,000 Shares, and Applicants expect that the trading price of a Share will range from $10 to $100. The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. The NAV per Share of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A "Business Day" is defined as any day that the Trust is open for business, including as required by Section 22(e) of the 1940 Act. The Funds will sell and redeem Creation Units only on Business Days.

       1. Placement of Orders to Purchase Creation Units

           a. General

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/13/ Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). With respect to ADRs, the Depository is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Listing Market or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of the Applicants, any Fund, any Adviser, or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund (or its respective Master Fund), except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.
/14/ If Shares are listed on Arca, Nasdaq, Cboe, or a similar electronic Listing Market, one or more member firms of that Listing Market will act as a market maker ("Market Maker") and maintain a market for Shares trading on that Listing Market. On Nasdaq and Cboe, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on both Nasdaq and Cboe stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or second-tier affiliate, of the Funds, except within Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as described below.

              In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments")./15/ On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in the Fund's (or its respective Master Fund's) portfolio (including cash positions),/16/ except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;/17/ or

(c) TBA Transactions/18/, short positions, and other positions that cannot be transferred in-kind/19/ will be excluded from the Creation Basket./20/

              If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference ("Balancing Amount"). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

              Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

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/15/ The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.
/16/ The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.
/17/ A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
/18/ A "to-be-announced transaction" or "TBA Transaction" is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument.
/19/ This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
/20/ Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;/21/

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or (ii) in the case of Foreign Funds or Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind./22/

              Each Business Day, before the open of trading on the respective Listing Market, each Fund will cause to be published through the NSCC (as defined below) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this
Section III.B.1, may be referred to as the "Portfolio Deposit."

              Applicants do not believe that the Shares will persistently trade in the secondary market at a material premium or discount in relation to the Fund's NAV.

           b. Settlement Process

              All orders to purchase Creation Units must be placed with the Trust's transfer agent or the Distributor by or through an "Authorized Participant," which is a DTC Participant that has executed a "Participant Agreement" with the Distributor. Authorized Participants may be, but are not required to be, members of the Listing Market. Investors may obtain a list of Authorized Participants from the Distributor.

              Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of Shares. The enhanced clearing process ("NSCC Process") simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.

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/21/ In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.
/22/ A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

              By contrast, the manual clearing process ("DTC Process") involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

              With respect to any Foreign Fund or Global Fund, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Shares of Foreign Funds, Global Funds or Fixed Income Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds or Global Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund "outside" the NSCC Process through the relevant Fund's custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund or a Global Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor's behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund or Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act. Once sub-custodians confirm to the custodian that the required securities have been delivered, the custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Prospectus to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares.

              Except as described below, Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds. The Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+2 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund./23/ Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

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/23/ Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus two business days ("T+2") basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares' T+2 settlement date. As with other investment companies, the 1940 Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+2 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

              All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Trust's transfer agent or the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) ("Order Cut-Off Time") in each case on the date such order is placed ("Transmittal Date") in order for the purchaser to receive the NAV per Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Trust's transfer agent or the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants. The Trust's transfer agent or the Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases. The Trust's transfer agent or the Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

              The Trust's transfer agent or the Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate "delivery" of the appropriate number of Shares to the book-entry account specified by the purchaser. The Trust's transfer agent or the Distributor will furnish a Prospectus and a confirmation order to those placing purchase orders.

       2. Redemption

          Just as Shares can be purchased from a Fund only in Creation Unit size aggregations, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated)./24/ Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form./25/ As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process./26/

          When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a Broker, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

       3. Pricing of Shares

          The price of Shares trading on the Listing Market will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by such Fund, or its respective Master Fund. Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day's NAV per Share nor the

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/24/ In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although Shares are not automatically redeemable upon the occurrence of any specific event, the Trust's or each Fund's organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an "in-kind" election for shareholders owning in excess of a certain stated minimum amount.
/25/ Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act or by the exemptive relief being requested in this Application.
/26/ Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder the applicable redemption payment.

current day's NAV per Share. Therefore, prices on the Listing Market may be below, at, or above the most recently calculated NAV per Share of such Shares. The price at which Shares trades will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Listing Market will be subject to customary brokerage commissions and charges.

          Applicants believe that the existence of a continuous trading market on the Listing Market for Shares, together with the publication by the Listing Market of the estimated NAV of a Share will be a key advantage of the Trust in contrast to a traditional mutual fund.

    C. Likely Purchasers of Shares

       Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the aggregate value of the Portfolio Instruments held by such Fund or its respective Master Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

       In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities.

    D. Disclosure Documents

       Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(a)(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,/27/ Section 24(d) of the 1940 Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution. Applicants also note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(a)(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

       Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or

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/27/ Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(a)(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a Sale on such Listing Market, is satisfied by the fact that the Prospectus and SAI are available at such Listing Market upon request.

summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

       The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares./28/

    E. Sales and Marketing Materials

       Applicants will take such steps as may be necessary to avoid confusion in the public's mind between the Trust and its Funds and a traditional "open-end investment company" or "mutual fund."

       The Trust will not be advertised or marketed or otherwise "held out" as a traditional open-end investment company or a mutual fund. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms "actively-managed exchange-traded fund," "investment company," "fund" and "trust" without reference to an "open-end fund" or a "mutual fund," except to compare and contrast the Trust and the Funds with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or Shares traded on the Listing Market, or that refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Units only.

    F. Availability of Information Regarding Shares

       The Trust's website ("Website"), which will be publicly available before the offering of Shares, will include each Fund's Prospectus, SAI, and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day's NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. The Website and information will be publicly available at no charge. In addition, the Listing Market will disseminate, every 15 seconds throughout the regular trading hours, through the facilities of the Consolidated Tape Association ("CTA"), an estimated NAV, which is an amount per Share representing the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Listing Market. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

       The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated Balancing Amount and total Balancing Amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Fund will make available on a daily basis and intra-day basis as necessary through NSCC the names and required number of shares of each of the Deposit Instruments in a Creation Unit, as well as information regarding the Balancing Amount. On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments held by the Fund, or its respective Master Fund, that will form the basis for the Fund's calculation of NAV per Share at the end of the Business Day./29/ This disclosure will look through any Wholly-Owned Subsidiary and identify the specific Portfolio Instruments held by that entity.

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/28/ To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.
/29/ Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the

       With respect to the Funds, in addition to the list of names and amount of each security constituting the current Deposit Instruments of the Creation Deposit, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding Share of each Fund, will be made available.

       As noted above, certain Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. Further, as noted above, ETFs are no longer new or novel products, and Applicants believe investors are aware of the differences between ETFs and traditional mutual funds. In addition, functionally similar structures are currently offered in the market without giving rise to investor confusion./30/ Notwithstanding the limited potential for investor confusion, Applicants will take numerous steps to ensure that investors are not confused. Specifically, the Prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a Prospectus separate and distinct from any other feeder funds that are not ETFs, and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds. Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between the Funds and any feeder funds that are not ETFs.

    G. Transaction Fees

       A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units ("Transaction Fee"). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units./31/ The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units./32/ Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund's Portfolio Instruments. Variations in the Transaction Fee may be made from time to time.

       In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. Applicants are not requesting relief from
Section 18 of the 1940 Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund's shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

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      beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.
/30/ See In the Matter of Vanguard Index Funds, et al., Investment Company Act Release No. 24789 (Dec. 12, 2000).
/31/ In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
/32/ Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying or selling those particular Deposit or Redemption Instruments.

    H. Operational Fees and Expenses

       All expenses incurred in the operation of the Funds, or its respective Master Funds, will be borne by the Trust and allocated among the Trust's various Funds, except to the extent specifically assumed by the Adviser or Sub-Adviser(s), if any, the Fund's administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, the listing fees, fees of the securities lending agent, if any, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) ("Independent Trustees")/33/ of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing and mailing Prospectuses and SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each respective Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party. The administrator, transfer agent and custodian will provide certain administrative, fund accounting, transfer agent and custodial services to each Fund for aggregate fees based on a percentage of the average daily net assets of the respective Fund or other basis, out of which it will be expected to pay any fees to sub-administrators, if any. The Adviser, the administrator, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

    I. Dividends, Distributions and Tax

       Dividends from net investment income, if any, will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below.

       Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.

       Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

       Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

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/33/ For ease of reference, throughout this Application, the term "Independent Trustees" will be used with respect to investment companies that are organized as trusts or corporations.

    J. Dividend Reinvestment Service

       The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

    K. Shareholder Transaction Expenses

       No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

    L. Shareholder Reports

       With each distribution, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund's distributions.

       Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

    M. Master-Feeder Structure

       1. In-Kind Transactions in a Master-Feeder Structure

          As discussed above, Applicants currently anticipate that certain Funds may operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the 1940 Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the 1940 Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively (i) other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund/34/ and (ii) other institutional investors, such as separate accounts managed by the Adviser, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund's shareholders on the same terms and will carry the same rights. From the investor's perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the

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/34/ The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds, and other feeder funds, including feeder funds invested in the same Master Fund as a Feeder Fund, could not rely on the exemption.

Feeder Fund, nor will a Feeder Fund hold any investments other than the securities of its corresponding Master Fund.

       2. No Senior Securities

          While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the 1940 Act.

IV. IN SUPPORT OF THIS APPLICATION

    A. Summary of the Application

       Applicants seek an Order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price; (3) permitting affiliated persons of a Fund, or second-tier affiliates, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units;
(4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and UITs outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in 12(d)(1)(A), and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in 12(d)(1)(B); and (6) in connection with the transactions described in (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

       The exemptive relief specified below is requested pursuant to
Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:

       if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the 1940 Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, the availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available on demand at intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax-efficient investment vehicle than most traditional mutual funds or closed-end funds.

       The Commission has indicated that Section 6(c) permits it to exempt "particular vehicles and particular interests" from provisions of the 1940 Act that would inhibit "competitive development of new products and new markets offered and sold in or from the United States."/35/ The Shares would provide to both retail and institutional investors new exchange-traded investment company products

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/35/ "Request for Comments on Reform of the Regulation of Investment Companies," Investment Company Act Release No. 17534 (June 15, 1990), at 84.

representing interests in the type of Portfolio Instruments held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

       Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund's, or its respective Master Fund's, portfolio to meet redemptions and to alleviate the inappropriate taxation of ongoing shareholders.

      With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the 1940 Act, relief is also requested pursuant to
   Section 17(b) of the 1940 Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

       the terms of the proposed transaction ... are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned ... and the proposed transaction is consistent with the general purposes of [the 1940 Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund's NAV. Such transactions do not involve "overreaching" by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the 1940 Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds and will be consistent with the policies of each Fund of Funds; and (c) are consistent with the general purposes of the 1940 Act. The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases.

       With respect to the exemptive relief specified below regarding
Section 12(d)(1) of the 1940 Act, relief is requested under
Section 12(d)(1)(J). Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of
Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The limits of Section 12(d)(1) are designed to prevent a Fund of Funds from overreaching by using its large position in an underlying fund to exert undue influence to the detriment of the underlying fund. Applicants submit that these concerns are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

       Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act.

    B. Benefits of the Proposal

       The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

       1. Intra-Day Trading

          Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Listing Market, will trade throughout the Listing Market's regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund's NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

       2. Maintaining a Competitive Position in the Global Securities Markets

          To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively managed ETFs the proposed Funds will benefit the markets.

    C. The Product Does Not Raise Concerns

       1. Structure and Operation of the Trust and its Funds

          Applicants believe that the structure and operation of the Trust and its Funds will be very similar to that of the other ETFs currently traded. Applicants believe that investors will have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to the Fund's NAV.

          Applicants have considered the level of transparency in Portfolio Instruments necessary to allow for efficient arbitrage activity in the Shares./36/ After considering a variety of alternatives, Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund's portfolio.

          As discussed below, the full transparency of the Fund's Portfolio Instruments and the level and detail of information displayed on the Website for each Fund should ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to index-based ETFs ("Index-ETFs") and actively managed ETFs currently trading in the secondary market.

           a. Portfolio Transparency, "Front Running" and "Free Riding"

              As discussed throughout this Application, the information about each Fund's Portfolio Instruments will be public. In addition, the current value of the Portfolio Instruments, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Instruments and Redemption Instruments will be made available to market participants in the same manner and to the same extent as is provided in connection with Index-ETFs.

              Applicants believe that the disclosure of each Fund's Portfolio Instruments will not lead to "front running" any more than is the case with ETFs now trading. Applicants

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/36/ See "SEC Concept Release: Actively Managed Exchange-Traded Funds," Investment Company Act Release No. 25258, at 10 (Nov. 8, 2001) ("[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF's portfolio").

believe that it is unlikely that the announcement of the identities and quantities of the Funds' Portfolio Instruments will lead to any market disruption. In addition, the Conflicts Policies and Procedures and Codes of Ethics of the Adviser and/or the Sub-Advisers should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund's Portfolio Instruments would not lead to "free riding" (where other persons mirror the Fund's investment strategies without paying the Fund's advisory fees) any more than such disclosures cause this problem in connection with ETFs now trading.

           b. Liquidity of Portfolio Instruments

              The Portfolio Instruments held by each Fund will meet the liquidity requirements applicable to open-end investment companies. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds' Portfolio Instruments and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Trust and the Funds will be the same or as robust as those offered by existing ETFs.

           c. Arbitrage Mechanism

              Applicants believe that (i) the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs' NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by ETFs.

              Applicants believe that the design and structure of the Funds and transparency of each Fund's Portfolio Instruments will result in an arbitrage mechanism as efficient and robust as that which now exists for Index-ETFs and actively managed ETFs that have been granted an exemptive order by the Commission. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund's structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund's Portfolio Instruments.

       2. Investor Uses and Benefits of Products

          Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Some of these benefits include, among others:

.. Provide investors with exposure to the potential for diversification and potentially above-market return opportunities offered by an actively managed ETF, as contrasted with Index-ETFs that offer index-limited market exposure and index-tracking returns.

.. Provide investors with exposure to an actively managed portfolio of securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.

.. Provide investors with an opportunity to obtain through their brokerage or advisory relationships a potentially diversified portfolio of securities selected by the Adviser and/or Sub-Advisers according to such Adviser's and/or Sub-Advisers' investment criteria with significantly lower transaction costs than if they purchased individual securities.

.. Provide investors with a generally more tax-efficient investment than a comparable mutual fund investment.

.. Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund.

.. Provide a security that should be freely available in response to market demand.

          The last important benefit is that investors will have access to extensive information regarding the Portfolio Instruments of each Fund, and Deposit and Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and Brokers, among others, and will enhance general market knowledge about each Fund's Portfolio Instruments, as well as the performance of its Adviser and/or Sub-Advisers.

          Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund's Portfolio Instruments are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor Sub-Advisers will have any latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate or any other person.

       3. The Commission Should Grant the Exemptive Relief Requested

          In short, Applicants believe that the Trust and the Funds will operate in the same manner as existing actively managed ETFs, to which the Commission has previously granted exemptive relief, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new and material regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are natural candidates for the requested relief. Based on the foregoing, Applicants respectfully request the relief set forth below.

V. REQUEST FOR ORDER

    A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

       Section 5(a)(1) of the 1940 Act defines an "open-end company" as "a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer." The term "redeemable security" is defined in Section 2(a)(32) of the 1940 Act as:

       any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the
Section 2(a)(32) definition of a redeemable security. Shares are securities "under the terms of which" an owner may receive his proportionate share of the Funds' current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

       Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not deviate materially from NAV.

       The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see note 4, supra) permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the 1940 Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief./37/ Creation Units will always be redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on a Listing Market will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund's Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund) that will form the basis of the Fund's calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund's Portfolio Instruments that form the basis for its NAV calculation, the risk of material deviations between NAV and market price is minimized. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

       As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940. Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect. Applicants further believe that providing exemptive relief to the Trust and the Funds in order to permit the Trust and the Funds to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act, and, accordingly, Applicants hereby request that this Application for an Order of exemption be granted.

    B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

       Section 22(d) of the 1940 Act provides in part, that:

       [n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus....

Rule 22c-1 provides in part that:

       [n]o registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a

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/37/ The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

       tender of such security for redemption or of an order to purchase or sell such security.

       Shares of each Fund will be listed on a Listing Market and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on the Listing Market will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from/38/ the Listing Market at all times on the basis of the current bid/offer price. In addition, Applicants will maintain the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund) that will form the basis for the Fund's calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund in the secondary market will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases in the secondary market be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

       Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the 1940 Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Market at prices based on bid/ask prices, rather than the NAV of the relevant Fund./39/

       While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price./40/ The proposing release to Rule 22c-2 ("Mutual Fund Redemption Fee Rule") notes that Rule 22c-1 "requires that each redeeming shareholder receive his pro rata portion of the fund's net assets."/41/

       The first two purposes, preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers, would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

       With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on a Listing Market or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore,

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/38/ Consistent with Rule 19c-3 under the Exchange Act, Listing Market members are not required to effect transactions in Shares through the facilities of the Listing Market.
/39/ The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.
/40/ See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983).
/41/ See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), Investment Company Act Release No. 26375A (March 5, 2004).

no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund's Portfolio Instruments prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund on a Listing Market should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.

       Applicants believe that the nature of the markets in the Funds' Portfolio Instruments will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market's assessments of price changes in the Portfolio Instruments held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

       On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act. Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

    C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

       Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of such 1940 Act to allow certain affiliated persons, and second-tier affiliates to effectuate purchases and redemptions in-kind. Section 17(a) of the 1940 Act, in general, makes it:

       unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company...unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust...by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)....

unless the Commission upon application pursuant to Section 17(b) of the 1940 Act grants an exemption from the provisions of Section 17(a). Therefore,
Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the 1940 Act.

       Applicants also are requesting an exemption from Section 17(a) under
Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

      Section 2(a)(3) of the 1940 Act defines an affiliated person as:

       (A) [A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E)...any investment adviser [of an investment company] or any member of an advisory board thereof; and (F)...[the depositor of any] unincorporated investment company not having a board of directors.

       Section 2(a)(9) of the 1940 Act defines "control" and includes the following language regarding a presumption of control:

       Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company....

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

       If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the 1940 Act.
Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Market Maker in connection with such person's market-making activities, might each accumulate 5% or more of a Fund's securities. Additionally, one or more holders of Shares, or Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a second-tier affiliate of a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions "in-kind."

       Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Instruments currently held by the relevant Funds, or their respective Master Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund's registration statement.

       Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds' objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or second-tier affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants believe that using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund's NAV will not be adversely affected by such securities transactions.

       Applicants also seek an exemption from Sections 17(a)(1) and (2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a redeeming Fund of Funds, and the in-kind transactions that would accompany such sales and purchases./42/ In this regard, Applicants observe that a Fund of Funds that relies on the Section 12(d)(1) relief requested herein could potentially own 5% or more of the Shares of a Fund. Under these and other circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund from a redeeming Fund of Funds may be deemed to violate Section 17(a) of the 1940 Act./43/

       Applicants submit that the terms of the sale of Shares and redemption of Shares from a Fund to a Fund of Funds, including any consideration to be paid or received, are reasonable and fair and do not involve overreaching.
Section 17(a) of the 1940 Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund's NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

       Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of

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/42/ To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Funds of Funds. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or second-tier affiliate of a Fund of Funds because the Adviser, or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to the Fund of Funds.
/43/ Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or a second-tier affiliate, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement will include this acknowledgement.

Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds involved./44/

       Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of the Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

       In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more that 5% or 25% of the Fund's shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. To the extent that a creation or redemption by a Feeder Fund would be deemed a purchase or sale of portfolio securities by the Feeder Fund, the customary Sections 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary
Section 17 relief, Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve "overreaching" by an affiliated person. Such transactions will occur only at the Feeder Fund's proportionate share of the Master Fund's net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund's NAV./45/ Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. In effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

       For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund and will be consistent with the policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act./46/

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/44/ The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds' registration statement.
/45/ Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.
/46/ As the staff has recognized in the past, there are benefits to redemptions in-kind, and redemptions in-kind involving affiliated persons can be effected fairly without implicating the concerns underlying
      Section 17(a) under certain circumstances. See, e.g., Signature Financial Group, Inc., SEC Staff No-Action Letter (December 28, 1999).

    D. Exemption from the Provisions of Section 22(e)

       Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act for certain Foreign and Global Funds under the circumstances described below./47/

       Section 22(e) provides that, except under circumstances not relevant to this request/48/:

       No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...

Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds, or their respective Master Funds, invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by
Section 22(e). Therefore, Applicants request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Foreign Fund or Global Fund, or its respective Master Fund, customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit. With respect to Funds that are Foreign Funds or Global Funds, or their respective Master Funds, Applicants seek the relief from Section 22(e) of the 1940 Act only to the extent that circumstances exist similar to those described herein. In the past, settlement in certain countries in which a Fund may invest, including Russia, has extended to 15 calendar days.

       The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

       Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within seven (7) days.

       Applicants submit that Congress adopted Section 22(e) of the 1940 Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.

       Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund, or its

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/47/ The requested exemption from Section 22(e) of the 1940 Act would only apply to in-kind redemptions by the Feeder Funds, and other feeder funds, including feeder funds invested in the same Master Fund as a Feeder Fund, could not rely on the exemption.
/48/  Applicants acknowledge that no relief obtained from the requirements of
      Section 22(e) of the 1940 Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

respective Master Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds and Global Funds, or their respective Master Funds, that do not effect redemptions in-kind.

       Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.

       As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company -- as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case redeeming Feeder Fund shareholders, through their Authorized Participant, will receive Redemption Instruments and cash, if any, equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

       If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven
(7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that exemptive relief from
Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Prior Orders.

       On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

    E. Exemptions from the Provisions of Section 12(d)(1)

       As noted above, Applicants are requesting relief from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) for two distinct purposes. First, Applicants are seeking Fund of Funds Relief to permit Funds of Funds to acquire Shares of the Funds in excess of the limits set forth in Section 12(d)(1)(A) and 12(d)(1)(B). Second, Applicants are seeking Master-Feeder Relief to permit the Feeder Funds to engage in in-kind securities transactions with corresponding Master Funds.

       First, Applicants request an exemption to permit Investing Management Companies and Investing Trusts registered under the 1940 Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Trusts to acquire Shares of a Fund beyond the limits of
Section 12(d)(l)(A). Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Funds of Funds beyond the limits of

Section 12(d)(1)(B) of the 1940 Act. Funds of Funds do not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act ("Fund of Funds' Adviser") and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the 1940 Act ("Fund of Funds' Sub-Adviser"). Any Fund of Funds' Adviser will be registered as an investment adviser under the Advisers Act. A Fund of Funds' Sub-Adviser will be registered as an investment adviser under the Advisers Act or not subject to such registration. Each Investing Trust will have a Sponsor./49/

       Applicants are requesting an order under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions involving the Funds from
Section 17(a) of the 1940 Act. The requested exemption would permit the Funds of Funds to acquire Shares in each of the Funds beyond the limitations in
Section 12(d)(l)(A).

       Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

       Second, Applicants are seeking relief from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E).
Section 12(d)(1)(E) provides that the percentage limitations of
Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of their corresponding Master Fund if a Feeder Fund accepts an in-kind creation./50/ Applicants do not believe that the securities involved in the in-kind transactions will ever be "held" on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed "held" by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, Applicants are requesting appropriate relief from Section 12(d)(1)(A) and 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

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/49/ No Fund of Funds' Adviser or Sponsor will control, be controlled by, or be under common control with the Adviser.
/50/ See Signature Financial Group, Inc., supra note 45 (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the 1940 Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).)

       1. Concerns Underlying Sections 12(d)(1)(A) and (B)

          Congress enacted Section 12(d)(1) of the 1940 Act to prevent one investment company from buying control of another investment company./51/ In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no "effective voice" in the other investment company./52/ As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section's final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

          "[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase"/53/

          Congress tightened Section 12(d)(1)'s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies)./54/ These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund's shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) "largely illusory" diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth ("PPI Report")./55/

       2. Applicants Propose a Number of Conditions Designed to Address These Concerns

          Certain of Applicants' proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of a Fund of Funds' Advisory Group/56/, and a Fund of Funds' Sub-Advisory Group/57/ to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. Any Fund of Funds' Adviser or Fund of Funds' Sub-Adviser will be registered under the Advisers 1940 Act. For purposes of this Application, a "Fund of Funds' Affiliate" is defined as any Fund of Funds' Adviser,

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/51/ Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).
/52/ Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
/53/ House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
/54/  See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
/55/ Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).
/56/ For purposes of this Application, the "Fund of Funds' Advisory Group" is defined as the Fund of Funds' Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds' Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Fund of Funds' Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds' Adviser or Sponsor.
/57/ A "Fund of Funds' Sub-Advisory Group" is defined as the Fund of Funds' Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds' Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser.

Fund of Funds' Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.

          Condition B.2 prohibits Funds of Funds and Fund of Funds' Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds' Affiliate and the Fund or a Fund Affiliate/58/.

          Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds' Adviser, Fund of Funds' Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds' Adviser, Fund of Funds' Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

          Condition B.9 is intended to insure that the Fund's Board and the Adviser, as well as the Fund of Funds' board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

          A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

          With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees as defined in Section 2(a)(19) of the 1940 Act ("independent Board members"), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

          As mentioned above, Shares are sold without sales charges./59/ In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, a Fund of Funds' Adviser or a Fund of Funds' trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds' Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds' Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds' Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds' Sub-Adviser or an affiliated person of the Fund of Funds' Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds' Sub-Adviser.

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/58/ A "Fund Affiliate" is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.
/59/ Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

          In order to address concerns about complexity, Applicants propose condition B.12, which provides that no Fund may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, other than a Wholly-Owned Subsidiary of the Fund, and except to the extent permitted by exemptive relief from the Commission permitting a Fund, or its respective Master Fund, to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief. The FOF Participation Agreement will also include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company.

          As noted above, the Funds, or their respective Master Funds, may invest in Wholly-Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds qualify as RICs under Subchapter M of the Internal Revenue Code of 1986. The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) a Fund is the sole legal and beneficial owner of its Wholly-Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both a Fund and its Wholly-Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Fund is aware that its investment in a Wholly-Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly-Owned Subsidiary. A Fund, or its respective Master Fund, that invests in a Wholly-Owned
Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary's financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the 1940 Act, a Fund, or its respective Master Fund, will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Fund, or its respective Master Fund, invests as its own. In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Fund. A Wholly-Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act to exempt it from registration as an investment company.

          Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

VI. EXPRESS CONDITIONS TO THIS APPLICATION

   Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

    A. Actively-Managed Exchange-Traded Fund Relief

       1. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs, other than the Master Feeder Relief.

       2. As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on a Listing Market.

       3. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of

Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from the Fund and tender Shares for redemption to the Fund in Creation Units only.

       4. The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

       5. No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund, or its respective Master Fund, through a transaction in which the Fund could not engage directly.

       6. On each Business Day, before the commencement of trading in Shares on the Fund's Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund) that will form the basis of the Fund's calculation of NAV at the end of the Business Day.

    B. Section 12(d)(1) Relief

       1. The members of the Fund of Funds' Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Fund of Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of
Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds' Advisory Group or the Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its voting securities of the Fund in the same proportion as the vote of all other holders of the Fund's voting securities. This condition does not apply to the Fund of Funds' Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Fund of Funds' Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser acts as the investment adviser within the meaning of
Section 2(a)(20)(A) of the 1940 Act.

       2. No Fund of Funds or a Fund of Funds' Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds' Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

       3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds' Adviser and any Fund of Funds' Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds' Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

       4. Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Fund of Funds or a Fund of Funds' Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

       5. The Fund of Funds' Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) pursuant to Rule 12b-l under the 1940 Act) received from a Fund (or its respective Master Fund) by the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds' Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds' Sub-Adviser will waive fees otherwise payable to the Fund of Funds' Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Fund of Funds' Sub-Adviser, or an affiliated person of the Fund of Funds' Sub-Adviser, other than any advisory fees paid to the Fund of Funds' Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds' Sub-Adviser. In the event that the Fund of Funds' Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

       6. No Fund of Funds or Fund of Funds' Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

       7. The Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

       8. Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of
Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

       9. Before investing in a Fund in excess of the limits in
Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in
Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds' Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

       10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master
Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

       11. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

       12. No Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that (i) the Fund (or its respective Master
Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief, or (iii) the Fund invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund (or its respective Master Fund) as described in the application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VII. NAMES AND ADDRESSES

   Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the cover page of this Application.

   In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Lisa M. Jones is authorized to sign and file this document on behalf of the Initial Adviser pursuant to the general authority vested in her as Chief Executive Officer of the Initial Adviser. Lisa M. Jones is authorized to sign on behalf of the Trust pursuant to the general authority vested in her as President of the Trust. Lisa M. Jones is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Chief Executive Officer of the Distributor. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

       Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief requested by this Application.

Dated as of: April 9, 2019

                                             PIONEER ETF SERIES TRUST I

                                             By:  /s/ Lisa M. Jones
                                                  ------------------------------
                                             Lisa M. Jones
                                             President

                                             AMUNDI PIONEER ASSET MANAGEMENT,
                                             INC.

                                             By:  /s/ Lisa M. Jones
                                                  ------------------------------
                                             Lisa M. Jones
                                             Chief Executive Officer and
                                             President

                                             AMUNDI PIONEER DISTRIBUTOR, INC.

                                             By:  /s/ Lisa M. Jones
                                                  ------------------------------
                                             Lisa M. Jones
                                             Chief Executive Officer and
                                             President

                                 Verifications

The undersigned states that (i) she has duly executed the attached Application for and on behalf of PIONEER ETF SERIES TRUST I (ii) she is President thereof; and (iii) all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                             PIONEER ETF SERIES TRUST I

                                             By:  /s/ Lisa M. Jones
                                                  ------------------------------
                                             Lisa M. Jones
                                             President

The undersigned states that (i) she has duly executed the attached Application for and on behalf of AMUNDI PIONEER ASSET MANAGEMENT, INC.; (ii) she is Chief Executive Officer and President thereof; and (iii) she is authorized to execute and file such instrument. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

                                             AMUNDI PIONEER ASSET MANAGEMENT,
                                             INC.

                                             By:  /s/ Lisa M. Jones
                                                  ------------------------------
                                             Lisa M. Jones
                                             Chief Executive Officer and
                                             President

The undersigned states that (i) she has duly executed the attached Application for and on behalf of AMUNDI PIONEER DISTRIBUTOR, INC.; (ii) she is Chief Executive Officer and President thereof; and (iii) she is authorized to execute and file such instrument. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

                                             AMUNDI PIONEER DISTRIBUTOR, INC.

                                             By:  /s/ Lisa M. Jones
                                                  ------------------------------
                                             Lisa M. Jones
                                             Chief Executive Officer and
                                             President